

March 30, 2016

Via E-mail
Jayant Kadambi
President and Chief Executive Officer
YuMe, Inc.
1204 Middlefield Road
Redwood City, California 94063

Re: YuMe, Inc.
Preliminary Proxy Statement filed on Schedule 14A
PREC14A filing made on March 25th, 2016 by YuMe, Inc.
File Number: 001-36039

Dear Mr. Kadambi,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information to be provided so that we may better understand the disclosure.

Please respond to this letter by amending the Schedule 14A or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and any information you provide in response to these comments, we may have additional comments.

PREC14A filing made on March 25, 2016

1. Please revise the proxy statement and form of proxy to include the disclosure required by Rule 14a-6(e)(1), or advise. The letter to shareholders, while filed under cover of Schedule 14A, is outside the scope of the information required in the proxy statement as defined in Rule 14a-1(g). Refer to Rules 14a-3(a) and Rule 14a-101.

2. We noticed that the proxy statement and other soliciting material, along with the annual report, will be available at a dedicated website. Please advise us whether or not the participants are relying upon Rule 14a-16 to distribute the proxy statement electronically as the primary means of fulfilling their obligations under Rule 14a-3(a) and Rule 14a-4(f). If so, please summarize for us how compliance with Rule 14a-16 has been effectuated.

Proposal 3 | Viex Proposal Relating to Board Declassification

3. The second sentence acknowledges that this proposal is "advisory." The first sentence below the subsection titled "Vote Required and Recommendation" indicates that the proposal is capable of being adopted. Please reconcile these apparent inconsistencies.

YuMe Inc.
c/o Mr. Jayant Kadambi
March 30, 2016
P a g e | **2**

4. Notwithstanding the disclosure that this proposal is presumably non-binding, please advise us what consideration was given to providing the information requested by Instructions 1 and 2 to Item 19 of Schedule 14A codified at Rule 14a-101. Alternatively, please supplement the discussion with the disclosures contemplated by these provisions given the impact the affirmative vote of the holders of a majority of shares present (in person and by proxy) may have on a future decision by the Board to adopt the proposed resolution.

Executive Compensation Philosophy, Objectives and Design, page 33

5. Disclose the current frequency of shareholder advisory votes on executive compensation and when the next such vote will occur, or advise. See Item 24 of Schedule 14A.

Other Matters, page 43

6. Advise us, with a view towards revised disclosure, how the issuer intends to comply with Rule 14a-3(b) given that the mailing of the Annual Report on Form 10-K appears to be conditioned upon the receipt of a written shareholder request for delivery.

Form of Proxy

7. Please revise the form of proxy to provide the disclosures required by Rule 14a-6(e)(1).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rules has been included. Since the Company possesses the facts relating to its disclosures, it is responsible for the accuracy and adequacy of the disclosures.

In responding to our comments, please provide a written statement from the Company acknowledging that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3266 should you have any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

YuMe Inc.
c/o Mr. Jayant Kadambi
March 30, 2016
P a g e | **3**

cc**:** Paul T. Porrini
Executive Vice President, General Counsel and Secretary
YuMe, Inc.